
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2013

<u>Via E-mail</u>
Mary A. Winston
Chief Financial Officer
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, NC   28201-1017

> **Re: Family Dollar Stores, Inc.**
> **Form 10-K for the fiscal year ended August 25, 2012**
> **Filed October 19, 2012**
> **File No. 1-6807**

Dear Ms. Winston:

We have reviewed your response dated January 18, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended August 25, 2012</u>

<u>Item 6. Selected Financial Data, page 22</u>

1.   We note your response to comment 1 of our letter dated December 14, 2012. We are not persuaded that the percentage growth in same store sales is not a ratio. While you discuss customer traffic and the dollar value of the average customer transaction as the reasons for the percentage increase in comparable store sales within Results of Operations, it is not clear why the percentage growth in net sales per square foot is not consistent with comparable store sales growth. In this regard, the growth in net sales per square foot appears to less. Given comparable store sales is a key metric used by the retail industry with no universal definition, please revise future filings to provide additional insight into the calculation of comparable store sales or an insightful discussion of the changes in this key metric addressing its relationship with the other selected financial data you have presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 27

Fee Development Program, page 28
Other Considerations, page 29

2.   We note your responses to comments 2 and 3 of our letter dated December 14, 2012. Please reconcile for us the purchase cost of $135.3 disclosed with your changes in property and equipment reflected in your response to comment 3. Also, please expand your disclosure in future filings to quantify significant capital expenditures discussed such as stores opened under the Fee Development Program.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 41

Treasury share retirement, page 44

3.   We note your response to comment 4 of our letter dated December 14, 2012. Please revise to clearly state the method used to account for the retirement of repurchased shares. In this regard we note your calculation provided is based on the number of shares issued as of the retirement date whereas your disclosure refers to the total shares issued and outstanding as of the retirement date. Further, please disclose the cost flow assumption used in determining the shares to be retired and show us how you determined the total value of the shares to be retired and the average cost of $39.13.

Note 12. Stock-Based Compensation, page 55

4.   We note your response to comment 5 of our letter dated December 14, 2012. We understand the performance adjustment represents shares issued that had not been previously granted. If our understanding is not correct, please further clarify. Otherwise, please explain how you determine the value of the shares not granted but subsequently issued and the basis for your accounting.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551- 3377 if you have questions regarding our comments or any other questions.

                                                Sincerely,

                                                /s/ Andrew D. Mew

                                                Andrew D. Mew
                                                Accounting Branch Chief